Table of Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008

Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)
Form 20-F  ☑          Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐          No  ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-           .]

POSCO is furnishing under cover of Form 6-K :

SIGNATURES
EX-99.1 Notice of Ordinary General Meeting of Shareholders
EX-99.2 Change in Share Numbers of Largest Shareholder of POSCO
EX-99.3 POSCO CFO Purchased 1,000 Shares of POSCO Stock

Table of Contents

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date January 29, 2008	By	/s/ Lee, Dong-Hee

(Signature)*
*Print the name and title under the signature of the signing officer.		Name: Lee, Dong-Hee
Title: Senior Executive Vice President